FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 30, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 30, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 30, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 30th, 2006

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

New York and Stockholm - May 30th, 2006 - Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), one of the world's leading cellular operators in emerging markets, today held its Annual General Meeting (“AGM”) and an Extraordinary General Meeting (“EGM”) of shareholders in Luxembourg.

The AGM resolved to re-elect Vigo Carlund, Donna Cordner, Ernest Cravatte, Lars-Johan Jarnheimer, Daniel Johannesson, Tope Lawani, Michel Massart and Cristina Stenbeck as members of the Board of Directors. Raymond Kirsch did not stand for re-election and therefore ceases to be a member of the Board. PricewaterhouseCoopers Sàrl was re-elected as external Auditor.

All other resolutions proposed to Millicom’s AGM of shareholders today in Luxembourg were passed.

The EGM resolved to approve the proposed grant of restricted shares to the Directors in relation to 2005, additional stock options to a new member of senior management that had not been included into the grant of stock options approved at the 2005 AGM, and restricted shares to senior management and employees in relation to 2005.The EGM also acknowledged that the foregoing grants will all be made within the current authorized share capital of Millicom.

The quorum of 50% of the issued and outstanding shares of Millicom being present or represented was not met and thus the EGM was unable to deliberate on the resolution required by Article 100 of the Luxembourg companies’ law of 1915, as amended.

Following the AGM/EGM, the Board unanimously resolved to re-elect Mr. Johannesson as Chairman of the Board of Directors for a term of office ending on the day of the AGM to take place in 2007.

The Board also resolved to elect Michel Massart, Ernest Cravatte and Tope Lawani as members of the Audit Committee and to elect Mr. Massart as its Chairman and designated financial expert, in each case for a term of office ending on the day of the AGM to take place in 2007.

The Board resolved to elect Daniel Johannesson, Cristina Stenbeck, Vigo Carlund and Donna Cordner as members of the Compensation Committee and to elect Donna Cordner as

Chairwoman. Each member is elected for a term of office ending on the day of the AGM to take place in 2007.

The Board resolved to elect Daniel Johannesson, Donna Cordner and Ernest Cravatte to be the members of the Nominations Committee until the date of the next AGM in 2007.

Finally, the Board resolved to convene a second EGM in relation to item 11 of the agenda because the legally required quorum of 50% of the issued and outstanding share capital of Millicom being present or represented was not met at today’s EGM. The Board reconvened the second EGM to Friday June 30, 2006, at 10.00 a.m. at Millicom’s headquarters in Bertrange, Luxembourg. The statutory notices will be published in due course in the Luxembourg Official Gazette (Mémorial) and in the Luxemburger Wort newspaper.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 390 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone: +352 27 759 325
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com